UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             Global Aircraft Solutions Inc.
----------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
----------------------------------------------------------------
                         (Title of Class of Securities)

                                   378964100
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).





----------------------------
CUSIP No.  378964100  -
----------------------------

---------- -----------------------------------------------------
    1 NAME OF REPORTING PERSON: Rochdale Investment Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           134194048
---------- -----------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
           (a) [   ]
           (b) [   ]
---------- -----------------------------------------------------
    3      SEC USE ONLY

---------- -----------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ------------------------------
                          -   5    SOLE VOTING POWER
                          -        2,313,500
      NUMBER OF           - ----- -------------------------
---------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        0
    OWNED BY EACH         - ----- -------------------------
---------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        2,313,500
        WITH:             - ----- -------------------------
---------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        0
--------------------------- ----- ------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
           2,313,500
---------- -----------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES (See Instructions) [   ]
---------- -----------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           5.85%
---------- -----------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA*
---------- -----------------------------------------------------

The Reporting Person, as defined herein, is a Registered Investment Adviser but has elected to file Schedule 13G nonetheless. As a Registered Investment Adviser, the Reporting Person disclaims all beneficial ownership of these Shares.


----------------------------
CUSIP No.  378964100  -
----------------------------

Item 1(a)  Name of Issuer:

         Global Aircraft Solutions Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

         6901 S. Park Avenue
         P.O. Box 23009
         Tucson, AZ 85706

Item 2(a)  Name of Person Filing:

         Rochdale Investment Management LLC

Item 2(b)  Address of Principal Business Office or, if
None, Residence:

         570 Lexington Avenue
         New York, NY 10022

Item 2(c)  Citizenship:

        Delaware

Item 2(d)  Title of Class of Securities:

         Common Stock

Item 2(e)  CUSIP Number:

        378964100

Item 3  If This Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act(15 U.S.C. 78o).

         (b)  [ ]  Bank as defined in section 3(a)(6) of the Act(15 U.S.C.78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4  Ownership:

        (a) Amount beneficially owned: 2,313,500

        (b) Percent of class: 5.85%

        (c) Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:
                  2,313,500

           (ii)   Shared power to vote or direct the vote:
                  0

           (iii)  Sole power to dispose or to direct the disposition of:
                  2,313,500

           (iv)   Shared power to dispose or to direct the disposition of:
                  0





Item 5  Ownership of Five Percent or Less of a Class:

        Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of
Another Person:

        Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not Applicable

Item 8  Identification and Classification of Members of the Group:

        Not Applicable

Item 9  Notice of Dissolution of Group:

        Not Applicable

Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Dated:  February 14, 2007
                               Rochdale Investment Management LLC

                               By:    /s/ Garret D'Alessandro
                                      --------------------
                               Name:  Garret D'Alessandro
                               Title: CEO